

December 14, 2010

Robin Raina
President & Chief Executive Officer
Ebix, Inc.
5 Concourse Parkway, Suite 3200
Atlanta, Georgia 30328

>   **Re: Ebix, Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-4**
>   **Filed November 30, 2010**
>   **File No. 333-169948**

Dear Mr. Raina:

We have reviewed your amended registration statement and response letter and have the following comment.

The Merger Agreement, page 47

1.   We note your response to comment 3 of our letter dated November 10, 2010. The fact that a document the Commission has required you to include with your Form S-4 is not prepared as a disclosure document does not mean that the document does not constitute disclosure to investors. See SEC Release No. 34-51283. In addition, the intent and the effect of certain parts of your disclaimer language is to undermine and to put into question the interpretation and reliability of a document that the Commission has required you to include with your Form S-4. We specifically note your statements that the merger agreement disclosure and inclusion of Annex A is only to provide investors with information regarding its terms and conditions and not to provide any other factual information may be problematic. Please revise the disclosure both here and at the top of Annex A to remove such language. In addition, please revise your disclosure to remove language indicating that investors should not rely on the representations and warranties in the merger agreement as characterizations of the actual state of facts about you or ADAM.

       Please contact Phil Rothenberg at (202) 551-3466 or, in his absence, the undersigned at (202) 551-3457 with any questions. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

                                      Sincerely,

                                      Maryse Mills-Apenteng
                                      Special Counsel

cc: Richard A. Denmon
        Charles M. Harrell, Jr.